Exhibit (a)(14)    Employee Ad Campaign Notification.

Employee Ad Campaign Notification

May 25, 2007

Dear Colleagues,

Yesterday Alcan ran an ad in Canadian newspapers highlighting the main reasons for our Board's decision to recommend that Alcan shareholders reject Alcoa's offer. Attached please find a copy of the ad, which can also be found on the "Alcan Speaks" portal on the Alcan Source intranet.

For now, the ad appears only in Canada since that is where the majority of our shareholders are based.

For your information, we have updated the Questions & Answers for Managers. Please find it attached. This document is not intended for general distribution - it is for managers only.

Best regards,

The Corporate Communications team